EXHIBIT 99.05

Chunghwa Telecom announces its operating results for My 2017s

Date of events: 2017/06/09

1.Date of occurrence of the event:2017/06/09

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for May 2017 was NT$18.42 billion, a 1.2 % decrease year-over-year. Operating costs and expense were NT$14.63 billion, a 1.8% increase year-over-year. Operating income was NT$3.79 billion, a 11.1% decrease year-over-year. Pretax income was NT$3.82 billion, a 11.7% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.07 billion, a 13.5% decrease year-over-year, and EPS was NT$0.40.

Accumulated till the end of May, total revenue was NT$91.51 billion, a 2.7% decrease year-over-year. Operating income was NT$19.88 billion, a 12.0% decrease year-over-year. Pretax income was NT$20.27 billion, a 12.8% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$16.46 billion, a 13.3% decrease year-over-year and EPS was NT$2.12. Additionally, accumulated total revenue, operating income, pretax income and EPS were 66.0%, 74.1%, 72.9% and 72.9% of the second quarter guidance respectively.

In May, mobile communications business revenue slightly grew year-over-year. Sales revenue increased and value-added service revenue also increased driven by the growth of 4G and mobile internet subscriber base. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from the market competition and VoIP substitution.

Internet revenue increased year-over-year. Broadband access revenue slightly increased year-over-year while MOD revenue also increased year-over-year. Local revenue decreased because of mobile and VoIP substitution. ICT project revenue decreased year-over-year.

Operating costs and expenses in May increased year-over-year mainly due to the increase of cost of goods sold that was partially offset by a decrease in ICT project costs.

6.Countermeasures:None

7.Any other matters that need to be specified: None